UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

MAR

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SEC FILE NUMBER
8-45302

21002125

Information Required of ᴅ.ₒ..... ction 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 ..ₑₑeunder

REPORT FOR THE PERIOD BEGINNING____01/01/2020____ AND ENDING____12/31/2020____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTEGRITY INVESTMENTS, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)		
VENICE	**FL**	**34285**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A. BERKEY, CPA
                              (Name – if individual, state last, first, middle name)

5420 EAGLES POINT CIRCLE #10	SARASOTA	FL	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, RICHARD F. CURCIO _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
INTEGRITY INVESTMENTS, INC. _____ , as

of DECEMBER 31st _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CHAIRMAN
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

Year Ended December 31, 2020

JERE A. BERKEY, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

Report of Independent Registered Public Accounting Firm
III Broker-Dealer Exemption Report

I have reviewed management's statements, included in the accompanying III Broker - Dealer Exemption Report, in which Integrity Investments, Inc, identified the following provisions of 17 C.F.R, 15c3-3(k) under which Integrity Investments, Inc. claimed and exemption from 17 C.F.R, 240.15c3-3: (k)(2) (i) and Integrity Investments Inc. stated that Integrity Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Integrity Investment's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integrity Investments, Inc. compliance with the exemptions provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Jere A. Berkey C.P.A.
Sarasota, Florida
February 17, 2021

Integrity Investments, Inc.
221 Pensacola Road
Venice, FL 34285

February 16, 2021
Securities and Exchange Commission
SEC Headquarters
100 F Street NE
Mail Stop 8031
Washington, DC 20549

RE: Integrity Investments, Inc., claims exemption from SEC Rule 15c3-3:(k)(2)(i)

Gentleman,

We acknowledge that Integrity Investment's management is responsible for being in compliance for the required exemption provisions throughout its fiscal year 2020. Integrity Investments, Inc. has met the exemption provisions as stated in paragraph (k) (2) (i) of SEC Rule 15c3-3 without exception throughout its 2020 fiscal year. Integrity Investments, Inc., is an "Application Way" broker dealer and does not hold or otherwise handle any customer securities or funds.

Integrity Investments, Inc. management has made available to the auditor all records and other information relevant to the Broker-Dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exception provisions, received through the date of the auditor's report.

Subsequent to the period addressed, fiscal year ended December 31, 2020 and assertions made, there have been no known events or other factors that might significantly affect Integrity Investment's compliance with the identified exemption provision.

Thank you,

Richard F. Curcio
Chairman
Integrity Investments, Inc.
221 Pensacola Road
Venice, FL 34285

(941) 484-4000

JERE A BERKEY C. P.A
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563   FAX (941) 927-6893   E-Mail jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

Re: Report on applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment.

In accordance with Tule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated beloe with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended Dec.
Integrity Investments, Inc. and the Securities and Exchange Commission., Financial Industry Regulatory Authority, Inc. and SIPC, soley to assist you and other specified parties in evaluating Integrity Investments , Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integrity Investments, Inc.'s management is responsible for the Integrity Investment, Inc. compliance with those requirements. This agreed-upon procedures engagement was consucted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective Cash Disbursement record entries.The assessment payment was reconciled with the cancelled check on the bank statement as well as the Disbursement's Journal entry. There were no differences. as of December 31, 2020.

2. Compared the listed assessment payments in Form SIPC-6 for the first half of the fiscal year ending December 31, 2020, with respective Cash Disbursement record entries.
There were no differences.

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers. Reviewed quarterly Focus Reports with audited annual Revenue per working papers and on the deduction side compared the audited Revenues from investment advisory services rendered to registered investment companies. There were no differences.

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and the related schedules and working papers

Integrity Investments, Inc.
Report on Applying Agreed-upon Procedures
Related to an Entity's SIPC Assessment

5. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020 as applicable with the amounts reported on Form SIPC-7 for the year ended December 31, 2020. There were minor differences due to the year end audit adjustments.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I did not express such an opinion. Had I performed additional procedures, other matters moght have come to my attention that would have been reported to you.

This report is intended soley for the information and use of te specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Jere A. Berkey, C.P.A.
Sarasota, Florida
February   17, 2021

JERE A BERKEY C.P.A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563) FAX (941-927-6893)

To the Board of Directors
Integrity Investments Inc.
Venice Florida

Re: Report on Reconciliation of differences between 12/31 Focus and
Audited Financials.

As part of my audit procedures, I examined the Focus Report, (Financial
and Operational combined Uniform single Report, part 11A) Form X-17A-
5, for the period ending December 31, 2020 and the Supplemental Statement
of Income, Form SSO1 for the period October 1 through December 31,
2020, and reconciled differences between the Focus Report and Audited
Financials.

There were a few differences reported in the balance sheet in the areas of
Prepaid Expenses, amortization depreciation and investment in the
subsidiary. Due to posting errors to the wrong accounts, subordinated
accrued interest and shareholder equity (retained earnings) required year
end adjustments. As a result, only net minor changes were noted on the
Statement of (loss)

I have made these differences known to Company management who will
then update and amend its December 31, 2020 FOCUS filing to ensure that
the FOCUS filing matches the Audit.

Jere A Berkey, C.P.A.
Sarasota, Florida
February 17, 2021

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563   FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc
Venice Florida

Re: Report on Internal Control required by SEC Rule 17a-5(g)(1)

In planning and performing my audit of the financial statements of Integrity Investments, Inc, as of and for the year ended December 31, 2020, in accordance with auditing standards generally accepted in the United States of America, I considered the company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

1

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilitiy, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that may become inadequate because of changes in conditions of that the effectiveness of their design and operation my deteriorate.

A control deficiency exists when the design or operation of contol does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily indentify all deficiencies in interal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in al material respects indicate a material inadequacy for such puposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the SEC's objectives.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

This report is intended solely for the information and use by the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jere A. Berkey, C. P. A
Sarasota, Florida
February 17, 2021

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

---

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Jere A. Berkey, C. P. A.
17-Feb-20

Integrity Investments Inc.
221 Pensacola Road
Venice, FL 34285

February 17, 2021

Jere A. Berkey C.P.A.
5420 Eagles Point Circle # 106
Sarasota, FL 34231

In connection with your audit of the financial statements of Integrity Investments, Inc. as of December 31, 2020 for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrity Investments, Inc. in conformity with generally accepted accounting principles generally accepted in the United States, I confirm, to the best of my knowledge and belief, the following representation made to you during your audit.

1. I am responsible for the fair presentation in the financial statements of financial Position, results of operations, and cash flows in conformity with generally accepted accounting principles accepted in the United States. I am also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. It is management's belief that the financial statements are fairly presented in conformity with generally accepted accounting principles.

2. I have made available to you all:
    a. Financial records and related data
    b. Minutes of the meetings of stockholders, directors, or summaries of actions of recent meetings for which minutes have not been prepared.

3. There have been no:
    a. Fraudulent financial reporting or misappropriation of assets involving Management or employees who have significant roles in internal control.

3. (Continued)

   b. Fraudulent financial reporting or misappropriation of assets involving other employees that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. I have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Summary of significant Accounting Policies.

   b. Income tax provisions, and future benefits.

   c. Investments and related party transactions.

   d. Status of common stock shares and additional paid-in capital.

   e. Arrangement with regulatory agency on the treatment of the Subordinated Loan payable.

   f. Arrangement between lender and lessee on the building lease agreement.

   g. Statement of No Claims, Commitments, Contingencies or Guarantees associated with the company.

6. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with PCAOB Standard AS 2201.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets, and there are no liens or Encumbrances on such assets nor has any asset been pledged.

9. I have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

10. I have identified all accounting estimates that could be material to the financial Statements, including the key factors and significant assumptions underlying those estimates, and believe the estimates are reasonable in the circumstances.

11. There are no such estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements.

12. I have no knowledge of concentrations existing at the date of the financial Statements that make the company vulnerable to the risk of a near-term impact that have not been properly disclosed in the financial statements. I understand that concentrations include individual or group concentrations of customers, suppliers, lenders, products, services, sources of labor or materials, licenses or other rights, or operating areas or markets. I further understand that severe impact means a significant financially disruptive effect on the normal functioning of the company.

13. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other liabilities or gain of loss contingencies that are required to be accrued or disclosed by PCAOB Standard AS 2201.

14. The only Related Party involved with the company's operations is the president and principle shareholder, Richard Curcio. His company, Curcio Properties, LLC is the sole owner of the office-condominium which has Integrity Investment Inc, as the sole tenant. Richard Curcio has provided to our auditor sufficient appropriate audit evidence to substantiate that the company's lease of office space from Curcio Properties, LLC was consummated on terms equivalent to those prevailing in an Arms-Length transaction.

15. There are no side agreements or other arrangements (either written or oral) Undisclosed to the auditor.

16. It is management's belief that the effects of any uncorrected financial statement Misstatements aggregated by the auditor during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate to the financial statement taken as a whole.

17. Management has no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

18. It is management's belief that the Supplemental Information provided to the Auditor reconciles to the financial statements of the underlying accounting and other records as applicable and is in conformity with AS-17.

4

19. No events have occurred subsequent to the balance sheet date that would require Adjustments to, or disclosure in, the financial statements.

Signature: _____

Title: _____

CONTENTS

PAGE

ACCOUNTANT'S AUDIT REPORT   1

FINANCIAL STATEMENTS

    Balance Sheet   2

    Statement of Income and Accumulated Deficits   3

    Statement of Cash Flows   4

    Notes to Financial Statements   #   5-8

SUPPLEMENTARY INFORMATION

    Schedule of Selling, General and Admin. Expenses   9

    Computation of Net Capital Requirements   10

    Reconciliation of Computation of Net Capital   11

    Statement of Changes in Stockholder's Equity   12

    Statement of Changes in Liabilities Subordinated to
        Claims of General Creditors   13

JERE A. BERKEY C.P.A.

Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Integrity Investments Inc.

Opinion on the Financial Statements

I have audited the accompanying balance sheet of Integrity Investments Inc. (the Company) as of December 31, 2020, the related statements of Loss and Accumulated Deficits, and Cash Flows, for the year then ended, and the related notes { and schedules] (collectively referred to as the " financial statements "). In my opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with the accounting principles generally accepted in The United States of America.

1

Report of Independent
Registered Public
Accounting Firm

Basis for Opinion

These financial statements are the responsibility of the Company's
management. My responsibility is to express an opinion on the Company's
financial statements based on my audit. My firm is a public accounting firm
registered with the Public Company Accounting Oversight Board (United
States) (PCAOB) and is required to be independent with respect to the
Company in accordance with the U. S. federal security laws and the
applicable rules and regulations of the Securities and Exchange Commission
and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those
standards require that I plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material
misstatements, whether due to error or fraud. My audit included performing
procedures to assess the risk of material misstatement of the financial
statements, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis,
evidence regarding the amounts and disclosures in the financial statements.
My audit also included evaluating the accounting principles used and
significant estimates made by management, as well as evaluating the overall
presentation of the financial statements.

Report of Independent
Registered Public
Accounting Firm

Basis for Opinion

I believe that my audit provides a reasonable basis for my opinion.

Jere A. Berkey C.P.A.

My firm has served as the Company's auditor since 1999

Sarasota, Florida
February 17, 2021

Report of Independent Registered Accounting Firm

Supplemental Information

The Supplemental Information included with these financial statements, namely, Schedule of selling, general and administrative expenses, Computation of net capital requirements, Reconciliation of computation of net capital, Statement of changes in stockholder's equity, and statement of changes in liabilities subordinated to claims of general creditors has been subjected to audit procedures performed in conjunction with the audit of Integrity Investments, Inc. financial statements.

The supplemental information is the responsibility of Integrity Investments, Inc. management.

My audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable and performing procedures to test supplemental information.

In forming my opinion on the supplemental information , I evaluated whether the supplemental information, including its form and content is presented in conformity to AS-17.

In my opinion, the Supplemental information identified above is fairly stated, in all material respects, with the relevant regulatory requirements.

Jere A. Berkey, C.P.A.
Sarasota, Florida
February 17, 2021

1

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
Year ender December 31, 2020

ASSETS

CURRENTS ASSETS		
Cash and cash equivalents	$ 12,042	
Accounts Receivable	25,443	
Prepaid Expenses	896	
TOTAL CURRENT ASSETS	38,381	
INVESTMENTS		
Investment in subsidiary	154,460	
PROPERTY AND EQUIPMENT		
Office equipment	10,837	
Office furniture abd fixtures	27,404	
Less: Accumulated Depreciation	(37,352	)
TOTAL PROPERTY AND EQUIPMENT	889	
OTHER ASSETS		
Leasehold improvements	12,456	
Less: Accumulated Amortization	(6,100	)
TOTAL OTHER ASSETS	6,356	
TOTAL ASSETS	$ 200,086	

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and Accured expenses	$ 7,243	
Loan Payable-bank, PPP	12,183	
TOTAL CURRENT LIABILITIES	19,431	
NON-CURRENT LIABILITIES		
Subordinated loan and accrued interest	552,416	
STOCKHOLDER'S EQUITY		
Common stock, $ .10 par value	958,920	
Additional paid- capital stock	493,500	
Treasury stock	(140,000	)
Retaining earnings ((deficit)	(1,684,181	)
TOTAL STOCKHOLDER'S EQUITY	(371,761	)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 200,086	

INTEGRITY INVESTMENTS, INC
STATEMENT OF LOSS AND ACCUMULATED DEFICITS
For the year ended December 31, 2020

REVENUE

Commissions	$	120,131
TOTAL REVENUE		120,131
SELLING EXPENSES		2,657
GENERAL & ADMINISTRATIVE EXPENSES		136,617

NON-OPERATING INCOME (EXPENSE)

Interest expense	(	18,323	)
NET (LOSS)	(	31,466	)
BEGINNING RETAINED EARNINGS	(	1,652,715	)
ENDING RETAINED EARNINGS	(	1,684,181	)

See accompanying notes

3

INTEGRITY INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (31,466	)
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization & Depreciation	467	
Changes in accounts receivable	(46	)
Changes in prepaid assets	643	
Changes in accounts payable	(2,866	)
Changes in accrued interest	<u>18,323</u>	

NET CASH PROVIDED BY (USED) BY OPERATING ACTIVITIES

(<u>14,945</u>)

NET CASH PROVIDED BY (USED) BY INVESTING ACTIVITIES

Investment in subsidiary	(<u>150</u>	)
In vestment in office equipment and Leasehold Improvements	(950	)

NET CASH PROVIDED BY (USED)BY FINANCING ACTIVITIES

Payroll Protection Program loan	12,188

NET DECREASE IN CASH

(3,857)

CASH AT BEGINNING OF PERIOD	15,899
CASH AT END OF PERIOD	$ 12,042
SUPPLEMENTAL DISCLOSURES	$ 0

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Integrity Investments, Inc. was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant Funds. Beginning in July, 2007, a commission-sales agreement was entered into with the Dreyfus Cash management Family of Funds to promote their products to Integrity's clients. The former investors in the previous Valiant funds were rolled in to the Dreyfus Family of Funds. Other marketing, distribution and service agreements have also been used in promoting the products to Integrity's clients.

Property, Equipment and Leasehold Improvements

Property, Equipment and Leasehold Improvements are carried at cost. Depreciation for book reporting uses the straight line method. Amortization for leasehold improvement continues using a 15 year life for both book and tax reporting.

Income Taxes

Beginning in 1992, the company's operations were consolidated with their wholly owned subsidiary, Integrity Management & Research, Inc. for income tax reporting purposes.

The financial statements presented here are only Integrity's results of operation and not consolidated with any activity with the Subsidiary. The companies have not accrued and deferred taxes for timing differences resulting from different book and tax depreciation methods

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses.

See accompanying notes

INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENT

December 31, 2020

NOTE B-INCOME TAXES

In the years ended December 31, 1992,through 2020, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset taxable income in subsequent years through the year ended December 31, 2020. No tax benefit was recorded on prior financial statements because of the uncertainty of future results of operations. In the current year, no tax provisions (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefit has been recorded.

NOTE C-INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc. is the parent to Integrity Management & Research, Inc. a wholly owned subsidiary. While Integrity Management & Research, Inc. was in a development state from the inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The parent company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. These arrangements for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July 2007, the company commenced using the Dreyfus Family of Funds for their customers. Another marketing, distribution and service agreement was completed as of January 11, 2010 with a company known as Fundcore Finance Group LLC, which would use Integrity Investments to provide certain marketing and distribution services. The agreement was ended May 2011.

See accompanying notes

6

INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE D-CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2020.

NOTE E-LONG TERM SUBORDINATED LOAN PAYABLE AND RELATED PARTY TRANSACTIONS.

The company received $ 125,000 through the issuance of a 12% subordinated loan dated October 1, 1994. The subordinated loan agreement is between Richard F Curcio (the lender) and principal shareholder of Integrity Investments, Inc. and Integrity Investments, Inc. (the " Broker/Dealer"). The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997 to allow this change to be made. The most recent subordinated loan agreement was approved on November 10, 2010 whereby, the loan principal and accrued interest up through November 7, was combined for a new loan principal of $ 366,475 with interest thereon payable at the rate of 5% per annum for a three year period with a maturity date of November 8, 2013. A further provision provides for the scheduled maturity date to be extended in each year by either the lender or the Broker/Dealer without further action unless on or before the day Thirteen Months preceding the scheduled maturity date, the Lender shall notify the Broker/Dealer in writing, with a copy to FINRA, that the maturity date shall not be extended.

Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayments of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances to the lender during the term of the agreement would constitute unauthorized repayments. Refer to 17CFR240-15C3-1toC3-3a.

See accompanying notes



INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE F-OFFICE-CONDO BUILDING LEASE AGREEMENT AND RELATED PARTY TRANSACTIONS

The company sold the condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer was a related party, Curcio Properties, LLC whose controlling shareholder is a controlling shareholder in Integrity Investments, Inc. Through confirmation from local commercial real estate agents in the area, the office-condo current lease costs between the landlord and tenant are within the acceptable range as an Arms-Length Transaction as it pertains to related party transactions.

The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March 2012. A new 5 year lease was consummated of March 12, 2012. Terms of the lease called for a base rent for each year in the sum of $ 22,802. The company was and continues to be responsible under a triple net lease for all condominium fees, assessments, insurance, real estate taxes, maintenance and utilities.

A renewable 5 year lease agreement was consummated in 2017. The current base monthly condo-office rental rate is $ 2,087.39. A subsequent lease addendum dated February 1, 2020 and agreed upon by both parties raised the base monthly rate to $ 2,230.31.

NOTE G-COMPANY CLAIMS, COMMITMENTS, CONTINGIES AND GUARANTEES

There were no claims against the company or that might be asserted against the firm that the firm was aware of as of my audit opinion date February 17, 2021.

Also, there were no commitments, contingencies or guarantees associated with the company as of my audit date February 17, 2021

See accompanying notes

8

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE H-LOAN PAYABLE, PAYCHECK PROTECTION PROGRAM

On March 27, 2020, the Corona Virus Aid, Relief & Security Act , the (Cares Act) was enacted. Section 1102 & 1106 of that act of the amended Sect. 7 (a) of the Small Business Act (SBA) created a new program that provided substantial dollars in funding to small businesses through federally guaranteed loans.

Subsequent amendments were passed in 2020 to provide assistance to non-profit and small business employers through guaranteed loans for expenses incurred between February 15, 2020 & December 31, 2020.

Generally, the max. loan amount per qualified borrower is the lesser of (1) 250% of average monthly payroll costs up to $ 100,000 and benefits during the previous one year period plus the O/S amount of any existing SBA loans made on or after 1/31/2020 that is being refinanced under PPP.

Because of the financial and economic conditions that had developed worldwide due to the Corona Virus19 implications, Integrity Investments applied for financial relief in the amount of $ 12,188 through the SBA and Wells Fargo Bank on April 15, 2020.

The applicant , Integrity Investments was advised under the Cares Act, that if the criteria for receiving the loan were adhered to, and final approval was granted by the lender, than the loan in total including accrued interest would be forgiven.

As of February 17, 2021, the lender, Wells Fargo has not issued a release of liability on the loan including accrued interest.

As of my report date of February 17, 2021, I am accepting the recommendation of the AICPA as well as Deloitte & Touche LLP, CPA's to treating the loan as a current liability.

Under present U.S. GAAP, there is no guidance that specifically addresses the accounting by a business entity that obtains a forgivable loan from a government entity.

See accompanying notes

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE H-LOAN PAYABLE, CONTINUED

On the basis of what the SEC Staff has discussed and recommended, I believe and also recommend that under the temporary guidance provided from many reliable sources, that the placement on the balance sheet as a current liability be adhered to.

Amounts forgiven in the future when the company is legally released as the primary obligor under the loan will be recognized in the Income Statement as a gain from the extinguishment of the loan.

See accompanying notes

SUPPLEMENTARY
INFORMATION

INTEGRITY INVESTMENTS,INC
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2020

SELLING EXPENSES

Entertainment	$	1,843
Travel and lodging		<u>814</u>
TOTAL SELLING EXPENSES	$	2,657

GENERAL & ADMINISTRATIVE EXPENSES

Accounting and auditing	$	8,736
Amortization		236
Archiving		2,167
Bank Sevice charges		459
Depreciation		231
Donations		1,201
Dues and Subscriptions		2,883
Insurance-Business		4,282
Legal		330
License and Registration fees		3,970
Medical		2,099
Maintenance-building		262
Office Expense and Postage		1,182
Payroll Processing fees		1,397
Professional Services		6,225
Rent-Office Building		37851
Salaries/Wages		46,000
SIPIC		<u>3</u>
Security-Building		320
Taxes-Payroll		3,568
Telephone, Internet & Software		11,907
Uitilities		1,229
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$	136,617

See accompanying notes

9

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2020

SCHEDULE 1.   COMPUTATION OF NET CAPITAL PURSUANT
                     TO RULE 15C3-1

Capital		$ (	371,761)
Add back: Subordinated Loans			552,416
Deduct: Non-allowable assets			
Investment in subsidiary	154,460		
Property and Equipment	38,241		
Allowance for depreciation	(37,352)		
Prepaid expenses	896		
Leasehold Improvements	12,246		
Allowance for amortization	(6,100)		
	)		162,391
Current capital			18,264
Deduct haircuts			
Net allowable capital			18,264
Required capital			5,000
Excess net capital		$	13,264

SCHEDULE 2.   COMPUTATION OF RESERVE
                     REQUIREMENTS PURSUANT
                     TO RULE 15C3-3

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3.   INFORMATION RELATING TO
                     POSSESSION OR CONTROL
                     REQUIREMENTS UNDER RULE 15(C) 3-3

There is no information required under rule 15 (c) 3-3 as the company is an
institutional broker dealing in mutual funds and at no time has possession
of any customers securities or cash.

See accompanying notes

10

INTEGRITY INVESTMENTS,INC

RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the yea ended December 31, 2020

	Audited	Unaudited	Difference
Total Assets	$200,086	$199,854	$232
Total Liabilities	571,847	561,998	9,849
Net Worth	(371,761)	(362,144)	9,617
Add: subordinated loans	552,416	541,728	10,688
Adjusted net worth	180,655	179,584	1,071
Less: non-allowable assets			
Investment in Subidiary	154,460	154,310	150
Furniture and fixtures	27,404	27,404	
Office Equipment	10,837	10,321	516
Leasehold improvements	12,246	12,456	(210)
Accum. Depr. And Amort.	(43,452)	(43,661	(209
Prepaid expense	896	1,539	(643)
Total non-allowable	162,391	162,369	22
Current capital	18,264	17,215	1,049
Less: hair cuts			
Net Capital	18,264	17,215	1,049
Required capital	5,000	5,000	
Excess net capital	$ 13,264	$ 12,215	1,049

Explanation of difference: The principal difference in assets was due to adjustments for prepaid expense, depreciaton and amortization and additional capital for the subsidiary. Difference in liabilities was due to changes in accured expenses and Subordianted Accured Interest due to company incorrect postings.   See accompanying notes

11

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2020

Year	Common stock Shares	Amount	Additional Paid-in-Capital	Retained Earnings
1992-1993	4,000,000	$400,000	$	($17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,554)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch Treasury Shares (	200,000)			
2001	0	0		(726,802)
2002	0	0		(793,783)
2003	0	0		(805,450)
2004	0	0		(818,769)
2005	0	0		(846,337)
2006	0	0		(906,781)
2007	0	0		(938,434)
2008	0	0		(1,257,969 ')
2009	0	0		(1,247,429)
2010	0	0		(1,437,772)
2011	0	0		(1,515,864)
2012	0	0		(1,531,145)
2013	0	0		(1,566,993)
2014	0	0		(1,579,579)
7-Jul-05	0	$0		(1,584,642)
2016	0	0		(1,602,684)
2017	0	0		(1,629,454)
2018	0	0		(1,639,163)
2019	0	0		(1,652,715)
2020	0	0		(1,684,181)
Balances 12/31/2020	9,389,194	$958,920	$493,500	(1,684,181)

See accompany notes

12

INTEGRITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS:
GENERAL CREDITORS

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

		12/31/2020
Total loan payable	$	366,470
Subordinated accrued interest (note 1)		185,945
Total subordinated liabilities	$	552,415

Note (1) : The company requested permission to subordinate the accrued interest on the subordinated loan to allow is as additional capital.

Subsequent amendments to the originak subordinated loan requesting an extension of the maturity date were submitted and approved by the NASD.

The latest request for an extension of the maturity date was approved by the NASD on November 8, 2010.